KRAMER LEVIN NAFTALIS & FRANKEL LLP

PETER G. SMITH

PHONE  212-715-7401
FAX  212-715-8000
PSMITH@KRAMERLEVIN.COM

June 20, 2014

VIA EDGAR

Mr. Todd K. Schiffman
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Re:

Bond Street Holdings, Inc. (now known as FCB Financial Holdings, Inc.)
Confidential Draft Registration Statement on Form S-1
Submitted May 14, 2014
File No. 377-00616

Dear Mr. Schiffman:

Reference is made to the letter dated June 10, 2014 (the “Comment Letter”) addressed to Mr. Kent Ellert of Bond Street Holdings, Inc. (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Confidential Draft Registration Statement on Form S-1 confidentially submitted by the Company to the Securities and Exchange Commission.  The Company changed its name to FCB Financial Holdings, Inc. on June 13, 2014.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.  Please note that the Company has included in the Registration Statement on Form S-1 (“Registration Statement”), which is being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.  Please note that the Company previously paid $17,415 of the registration fee in connection with the filing of Registration Statement No. 333-174227, which was withdrawn by the Company on June 5, 2014, and the remaining $1,905 of the registration fee was paid prior to the filing of this Registration Statement through a wire transfer on June 13, 2014.

General

1.

Please revise to update the financial statements included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

The Registration Statement has been updated to include financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013, in accordance with Rule 3-12 of Regulation S-X.

Emerging Growth Company Status

2.

Since you claim to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with the following:

•

copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and

•

any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

U.S. Securities and Exchange Commission

June 20, 2014

The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been presented to potential investors in reliance on Section 5(d) of the Securities Act, by the Company or anyone authorized to do so on the Company’s behalf. In addition, no research reports about the Company were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the Company’s offering.  If either type of material is so disseminated, the Company undertakes to provide it to the Staff.

Cautionary Note...,page iv

3.

Please delete the last sentence on page iv.

In response to the Staff’s comment, the Company has amended the Registration Statement to delete this sentence.

Prospectus Summary, page 1

4.

Please revise the first two sentences of the instruction to this section in the first paragraph to state, pursuant to the Instruction to Item 503(a) of Regulation S-K that the summary is “a brief overview of the key aspects of the offering” and the summary “identif[ies] those aspects of the offering that are the most significant.”

In response to the Staff’s comment, the Company has amended the Registration Statement to revise the first two sentences of this section on page 1.

Company Overview, page 1

5.

Please revise the first paragraph to qualify your claim that you are “the largest independent bank in Florida” based on banks with all of their deposits in Florida to disclose that according to the FDIC, you hold less than a one percent market share of deposits in the State of Florida and that you rank twenty third of all FDIC insured institutions in Florida based on deposits in Florida. In addition, we note that your subsidiary website under “Our History” and elsewhere indicate that you are the fourth largest independent bank in Florida. Please reconcile the statements.

In response to the Staff’s comment, the Company has amended the Registration Statement to revise the first paragraph of this section and similar language where it appears elsewhere in the Registration Statement to state, simply, that the Bank is “one of the largest independent banks headquartered in Florida.” This is consistent with SNL Financial data which indicates that the Bank is the fourth largest bank (based on assets held and excluding broker-dealers) headquartered in Florida.  Respectfully, the Company believes that the FDIC data noted in the Staff’s comment is based on all FDIC-insured institutions with a presence in Florida, not just those that are headquartered in Florida.  As the Bank is a Florida-based, Florida-focused bank, the Company believes that its position relative to other regional banks headquartered in Florida, which is supported by the SNL Financial data, is most relevant to potential investors. However, in describing its competitive position generally in its markets, the Company has included in the market share information presented under Competition on page 100 the larger universe of potential competitors, including those additional institutions headquartered outside of Florida.

6.

We note your statement in the second sentence of the second paragraph that you raised $740 million of equity capital.  However, your Forms D (which you filed in 2009 and 2010) only disclosed aggregate sales of approximately $382 million in securities. Please advise us how the entire amount was raised.

Only a portion of the Company’s equity capital was raised through the issuance of securities deemed to be exempt from registration under the Securities Act in reliance on Rule 501(a) under the Securities Act. Of an aggregate of 22,069,519 Class A limited liability company interests and Class B limited liability company interests (each of which was converted into one share of the Company’s Class A Common Stock or Class B Common Stock, as applicable, on October 1, 2010) issued to raise capital in 2009, 13,735,874 limited liability company interests were deemed to be exempt from registration under the Securities Act in reliance on Rule 144A under the Securities Act, 3,997,420 limited liability company interests were deemed to be exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act and 4,336,225 limited liability company interests were deemed to be exempt from registration under the Securities Act in reliance on Rule 501(a) under the Securities Act.

U.S. Securities and Exchange Commission

June 20, 2014

All of the aggregate of 12,997,683 Class A limited liability company interests and Class B limited liability company interests (each of which was converted into one share of the Company’s Class A Common Stock or Class B Common Stock, as applicable, on October 1, 2010) and the 1,282,310 shares of Class A Common Stock and Class B Common Stock issued to raise capital in 2010 were deemed to be exempt from registration under the Securities Act in reliance on Rule 501(a) under the Securities Act.

7.

Delete or revise your claim in the second paragraph regarding “successful integration of the Acquisitions” since you only closed your largest acquisition in January of this year.

In response to the Staff’s comment, the Company has amended the Registration Statement to revise the statement in this paragraph and similar language where it appears elsewhere in the Registration Statement.

The Offering, page 7

8.

Pursuant to the Instruction to Item 503(a) of Regulation S-K, please summarize your discussion on page 125 that you are legally bound within 45 days of the effective date of this registration statement to register for resale an additional 36 million shares of your common stock owned by investors pursuant to Registration Rights Agreements with the investors. Discuss the possible effect of the offering of 36 million shares on public stock price.

In response to the Staff’s comment, the Company has amended the Registration Statement to include a reference on page 8 to the Company’s obligations under the Registration Rights Agreements and the possible effect on the market price of the shares of the Company’s Class A Common Stock.

Risk Factors, page 11

9.

Please add a risk factor relating to risks to shareholders from the authority granted to your Board of Directors under your Certificate of Incorporation to amend or repeal your bylaws without a vote of the shareholders.

The Company acknowledges the Staff’s comment and refers the Staff to the risk factor, “Provisions in our charter documents, applicable laws and certain provisions of the loss share agreements with the FDIC may prevent or delay a change of control of us and could also limit the market price of our Class A Common Stock” on pages 26-27 of the Registration Statement, which includes among the risks described the ability of the Board of Directors to make, alter or repeal the bylaws of the Company without stockholder approval.  In response to the Staff’s comment, the Company has amended the Registration Statement to further expand the risk described.

10.

Please add a risk factor relating to the seasoning of your loan portfolio.

In response to the Staff’s comment, the Company has amended the Registration Statement to include a risk factor relating to the seasoning of the Company’s loan portfolio on page 17 titled “Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.”

Management’s Discussion and Analysis, page 39
Overview and History, page 39

11.

As required by Item 303(a) and Release No. 33-8350, please revise this section to include discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, the effects, if any, of the Volker Rule on you given that $1.2 billion of your $4 billion in assets are investment securities.

In response to the Staff’s comment, the Company has amended the Registration Statement to include a discussion of such matters beginning on page 40.

12.

Please revise your claims in the fifth paragraph of on page 39 and elsewhere that you “intend to continue our acquisition strategy” to provide analysis of trends in the number of failed banks and the effect of these trends on your prospects to continue to make acquisitions of failed banks.  We note that your acquisitions of eight failed banks took place in 2010 and 2011 when (according to the FDIC) in 2010 there were 157 failed banks and in 2011 there were 92 failed banks whereas in 2014 to date there are only 5 failed banks.

U.S. Securities and Exchange Commission

June 20, 2014

In response to the Staff’s comment, the Company has amended the Registration Statement to revise the language in the Management’s Discussion and Analysis section and elsewhere (see pages 5, 39 and 90) to refer to the decrease in the number of failed banks in 2014 as compared to 2010 and 2011.

13.

We note that in 2013, you increased new loans by approximately $1 billion, from almost $730 million at December 31, 2012 to approximately $1.771 billion at December 31, 2013, an increase of 142 percent in just one year. Bond Street increased deposits by $603 million from almost $2.2 billion at December 31, 2012 to approximately $2.8 billion at December 31, 2013, an increase of 28 percent in just one year. Please provide discussion and analysis of how you were able to accomplish such extraordinary growth that exceeded industry norms during this period including, but not limited to, the extent to which the growth in loans was due to participation in syndicated loans or large loans to borrowers or relaxed underwriting standards and the extent to which the growth in deposits was due to brokered deposits.  Analyze the extent to which this growth is sustainable.

In response to the Staff’s comment, the Company has amended the Registration Statement to include a discussion of such matters on pages 38-39.

14.

Please provide discussion and analysis of the costs, risks and benefits of your practice of relying on third parties to service your residential loans and to conduct annual reviews of some, but not all, of your newly originated loans.

In response to the Staff’s comment, the Company has amended the Registration Statement to include a discussion of such matters on page 39.

Great Florida Bank Acquisition, page 40

15.

Please provide discussion and analysis of the material terms of the transaction and the amount and type of assets and amount and type of liabilities you acquired.  Provide analysis of the $125 million that you “invested” at the time of the acquisition in addition to the purchase price.

In response to the Staff’s comment, the Company has amended the Registration Statement to include this discussion beginning on page 41.

Analysis of the Allowance for Loan Losses (ALL), page 62

16.

Please amend your filing to provide all of the disclosures required by Industry Guide 3.  Specifically, we note that the allocation of allowance for loan losses table on page 64 does not appear to comply with requirements of Item IV(B) of Industry Guide 3.

In response to the Staff’s comment, the Company has amended the Registration Statement to revise these tables on pages 70-73.

17.

We note from your disclosure of the analysis of the allowance for loan losses tables on pages 64 and 65 that the provision for loan losses attributable to new loans was $3.3 million and $1.6 million for the years ended December 31, 2013 and 2012, respectively.  We also note that your new loans have increased by approximately $1 billion, or 142%, while your allowance for loan losses for your new loans has increased by $3.1 million, or 60%, during the year ended December 31, 2013.  Given that most, if not all, of your new loans appear to be collectively evaluated for impairment, please tell us and amend your filing to provide a comprehensive discussion of the reasons for this trend and its relationship with observed changes in the credit quality of your collectively evaluated portfolio for each period presented in your filing.  Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your collectively evaluated loan portfolio and how this change, as well as any other key drivers, impacted your collectively evaluated allowance for loan losses related to new loans.

U.S. Securities and Exchange Commission

June 20, 2014

In response to the Staff’s comment, the Company has amended the Registration Statement to include a discussion of such matters on page 69.

18.

We note the tabular presentation of your delinquent loans on pages 66 – 67 are similar to those included in your financial statement footnotes on pages F-29 – F-30.  However, these two disclosures appear to show different delinquency metrics based upon segregation of new loans, uncovered acquired loans, and covered acquired loans on pages 66 – 67 as compared to ASC 310-30 loans and Non-ASC 310-30 and new loans on pages F-29 – F-30.  Please revise these disclosures for consistency in your next amendment.

In response to the Staff’s comment, the Company has amended the Registration Statement to revise the tables on pages 74-75 and pages F-29 - F-30 for consistency.

Competition, page 92

19.

Please revise the section to disclose your “competitive position” in terms of deposits and assets in your market area as required by Item 101(c)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has amended the Registration Statement to revise this section on pages 99-100.

Certain Relationships and Related Party Transactions, page 120

20.

Please revise the first paragraph on page 121, consistent with Item 404(a) of Regulation S-K, to disclose the consideration for the warrants and the initial investment made by each of the four recipients of the warrants.  Please revise the third paragraph on page 121, consistent with Item 404(a) of Regulation S-K, to disclose the price per share paid by each of the related parties.

In response to the Staff’s comment, the Company has amended the Registration Statement to clarify such matters on page 129.

Security Ownership of Certain Beneficial Owners and Management, page 122

21.

Please disclose the information required by Item 403 regarding the amount and percentage of shares held by beneficial owners of more than five percent or more of your stock.  Pursuant to Instruction 2 of Item 402 of Regulation S-K and Rule 13d-3(a) and (b) disclose the names of all persons who have: sole voting power; shared voting power; sole investment power; or shared investment power.

In response to the Staff’s comment, the Company has amended the Registration Statement to include, to the best of the Company’s knowledge, the amount and percentage of shares held by beneficial owners of more than 5 percent or more of the Company’s stock in the table and related footnotes on pages 130-131.  To the extent such information is available to the Company through public filings with the Securities and Exchange Commission or otherwise, the Company has also provided in the footnotes to the beneficial ownership table, the names of the persons who have sole voting power, shared voting power, sole investment power or shared investment power over such shares, as applicable.

*     *     *

If you have any questions or comments regarding the Company’s responses to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9401.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith

cc:

Kent Ellert

Paul Burner

Stuart Oran